UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February, 2014
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated February 27, 2014, announcing preliminary financial results for the quarter ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: February 27, 2014	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 4Q 2013 results and increased quarterly dividend of $0.40 per share

Hamilton, Bermuda, February 27, 2014. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended December 31, 2013.

Highlights

•	Increased fourth quarter dividend of $0.40 per share

•	Delivery of harsh-environment jack-up drilling rig

•	$390 million refinancing of ultra-deepwater drilling rig

•	Disposal of two older VLCCs

•	Selected key financial data:

Three Months Ended
	Dec 31, 2013	Sep 30, 2013
Charter revenues(1)	$152m	$157m
EBITDA(2)	$114m	$121m
Net income	$18m	$13m
Earnings per share	$0.20	$0.14

Dividends and Results for the Quarter Ended December 31, 2013
The Board of Directors has declared an increased quarterly cash dividend of $0.40 per share, and Ship Finance has now declared dividends for 40 consecutive quarters. The dividend will be paid on or about March 28, 2014 to shareholders of record as of March 12, 2014. The ex-dividend date will be March 10, 2014.
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $71.7 million, or $0.77 per share, in the fourth quarter of 2013. This number excludes $11.6 million of revenues classified as ‘repayment of investments in finance lease’, and also excludes $70.9 million of charter revenues earned by assets classified as ‘investment in associate’.
Reported net operating income pursuant to U.S. GAAP for the quarter was $23.4 million, or $0.25 per share, and reported net income was $18.3 million, or $0.20 per share. This includes approximately $1.0 million of non-cash expense of theoretical equity cost relating to one of our convertible bonds and $0.8 million of drydocking costs which were fully expensed in the quarter.
Ole B. Hjertaker, Chief Executive Officer of Ship Finance Management AS said in a comment: “The improved tanker market seen in the fourth quarter continued into the first quarter this year. Ship Finance is well positioned with two modern Suezmax tankers operating in the spot market and twenty crude oil tankers chartered to Frontline with a cash sweep feature in the agreements.”
Mr Hjertaker continued: “We have paid more than $17 per share in cash dividends over the last 10 years, never missing a quarter despite significant volatility in the financial and shipping markets. Our objective remains, as always, to continue building a sustainable long-term distribution capacity, and with our healthy capital structure and low capital commitments, the Company is positioned to take advantage of new investment opportunities.”

1. Charter revenues include total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’ and cash sweep/profit share income.
2. EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1.

Business Update
As of December 31, 2013 and adjusted for subsequent transactions, the fixed-rate charter backlog from our fleet of 64 vessels and rigs was approximately $4.8 billion, with an average remaining charter term of 5.5 years, or 10.1 years if weighted by charter revenue. Some of our charters include purchase options which, if exercised, may reduce the fixed charter backlog and average remaining charter term.
The crude oil tanker market improved significantly during the fourth quarter and has remained at firm levels into 2014. Due to the weak tanker market in the first three quarters of 2013, there was no cash sweep contribution from the Frontline vessels for the year 2013. The cash sweep accumulates from a time charter equivalent rate of $13,200 per day for the Suezmax tankers and $17,675 per day for the majority of the VLCCs. Should the currently observed firm market levels sustain throughout the year, we would expect a significant cash sweep for 2014.
Due to the very low financial leverage on the vessels on charter to Frontline, the free cash flows from these vessels are significant even without the cash sweep contribution. The cash sweep totaled $52 million in 2012.
The Suezmax tankers Glorycrown (built 2009) and Everbright (built 2010) were employed in the spot market in the fourth quarter. The vessels are now commercially operated in a pool with sister vessels owned by Frontline 2012. The intention is to find suitable long-term employment for the vessels, and until then the vessels will continue to trade in the spot market.
In November 2013, the Company sold and delivered the two older VLCCs Front Champion (built 1998) and Golden Victory (built 1999) to unrelated third parties. Ship Finance received sales proceeds of $122 million, including approximately $79 million in 7.25% amortizing notes from Frontline. The amortization profile and maturity of the notes match the old charters for the two vessels, with reduced rates until the end of 2015 and full rates from 2016.
Net upfront cash proceeds, after prepayment of associated debt, was approximately $20 million. In addition, the notes are expected to generate a higher net cash flow in 2014 compared to the old charter and financing structure. No gain or loss was recorded in the fourth quarter as a result of the sales.
The $600 million acquisition of the harsh environment ultra-deepwater jackup rig West Linus was completed in February 2014. We paid the remaining $405 million of the acquisition price and this was 100% financed by the available long-term loan facility. The rig is now in the process of being relocated from the shipyard in Singapore to Norway, and the charter rate will increase when it commences its sub-charter to Conoco-Phillips, scheduled in the second quarter of 2014.

Following the delivery of the West Linus, the Company now has five drilling units on long-term fixed-rate bareboat contracts to subsidiaries of Seadrill Limited, Apexindo International Pte. Ltd. and North Atlantic Drilling Ltd. The four drilling units in operation during the fourth quarter of 2013 generated approximately $68 million of combined charter revenues. Based on the fixed-rate charter structure for the drilling rigs, Ship Finance is not directly impacted by short-term fluctuations in the drilling market.

The Company has cancelled two of four 4,800 teu container vessels under construction in China. The vessels were originally scheduled for delivery in 2013 but due to excessive delays the shipbuilding contracts and chartering agreements have been terminated for the two first vessels. Ship Finance is actively monitoring the situation for the two remaining vessels as the long-term charters are closely linked to the newbuilding contracts. If a shipbuilding contract is cancelled we will be refunded all amounts paid to the shipyard with interest, and the capital will be made available for other investments. We do not expect a material book impact relating to the cancellation of any of these contracts.

The four 8,700 teu container vessels under construction in Korea are progressing according to schedule and without delays. Two vessels are scheduled for delivery in the fourth quarter of 2014 and two vessels in the first quarter of 2015. The vessels are being marketed for medium to long-term charters, and we expect to finalize both chartering and financing well ahead of delivery from the shipyard.

The Company has seven feeder-size 1,700-2,800 teu container vessels, all of which are employed in the short-term market. The market for chartering out such vessels is still soft, and with the long-term charter market only marginally higher than the short-term market, it is the Company’s intention to continue employing these seven vessels in the short-term market.
The Company has four Handysize drybulk carriers employed on time charter agreements with a 50% profit share above the fixed base rates. These vessels generated profit share earnings of $0.5 million in the fourth quarter. Brokers indicate that long-term charter rates are only marginally above the short-term market, and the Company intends to continue employing these four vessels in the short-term charter market until long-term rates recover.
Ship Finance owns a number of other vessels, including offshore support vessels, container vessels, car carriers, chemical tankers and drybulk carriers. The majority of our vessels and rigs are chartered out on long-term, fixed-rate contracts that provide the Company with stability in cash-flow and earnings, irrespective of fluctuations in the short-term charter market.

Financing and Capital Expenditure
As of December 31, 2013, Ship Finance had a total liquidity position of approximately $216 million including approximately $66 million in cash and cash equivalents, of which approximately $8 million is held by 100% owned non-consolidated subsidiaries, and approximately $150 million available under revolving credit facilities. In addition, the Company had approximately $77 million of assets classified as available for sale securities at quarter end. The Company is in compliance with all financial covenants and several of our financing arrangements are in subsidiaries with only limited guarantees from Ship Finance.
At quarter-end, and adjusted for the two 4,800 teu container vessels that have been cancelled, the Company had six container vessels and a jack-up drilling rig under construction. The net amount of $405 million payable on delivery of the jack-up rig West Linus, was fully funded by associated long-term bank financing when the rig was delivered in February 2014.
In November 2013, the existing debt on the ultra-deepwater drilling rig West Taurus was refinanced with a new five-year $390 million bank loan with a syndicate of banks. This was the last of three ultra deepwater drilling units due for refinancing in 2013, and the loan margins have been coming down.
Yard installments of $59 million have been paid in relation to four 8,700 TEU vessels under construction, and the remaining $281 million is expected to be funded by a combination of bank debt and available liquidity.

Newbuilding Capex overview

As at December 31, 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Total
2 x 4,800 teu*	$6 mill.	$69 mill.				$75 mill.
4 x 8,700 teu	$9 mill.	$43 mill.	$17 mill.	$111 mill.	$102 mill.	$281 mill.
West Linus	$405 mill.					$405 mill.
Committed financing	$(410) mill.	$(60) mill.				$(470) mill.
Net investment	$10 mill.	$52 mill.	$17 mill.	$111 mill.	$102 mill.	$291 mill.
* excluding two 4,800 teu vessels that have been cancelled

Strategy and Outlook
The long-term strategy of the Company is to continue building the distribution capacity on the back of an asset portfolio consisting of high-quality vessels and strong counterparties, diversified across our key market segments.
Our diversified asset approach gives us the opportunity to benchmark transactions across our main markets and we believe this will enable us to generate a superior return over time compared to focusing on one segment only.
After significantly reducing the financial leverage relating to crude oil tanker vessels over the last two years, we now benefit from the net cash flow generated by these vessels, even before cash sweep revenues. With the improved prospects for the tanker market in combination with significant capital available for new accretive investments, the Board is confident that the dividend is sustainable going forward.

Accounting Items
Under U.S. GAAP, subsidiaries owning the drilling units West Polaris, West Hercules, West Taurus and West Linus and the subsidiaries leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real have been accounted for as ‘investment in associate’ using the ‘equity method’.
All the equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the transactions, Ship Finance has not been deemed ‘primary beneficiary’ according to U.S. GAAP. As a result of the accounting treatment, operating revenues, operating expenses and interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated Income Statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates and long term investments’ and ‘Results in associate’.
In Ship Finance’s consolidated Balance Sheet, the net investments are shown as a combination of ‘Investment in associate’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

February 27, 2014

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 23114009
Magnus T. Valeberg, Senior Vice President: +47 23114012

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2013 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $ except per share data)	Dec 31,	Sep 30,	2012
	2013	2013	(audited)
Charter revenues - operating lease	45,745	38,497	137,035
Charter revenues - finance leases	37,084	43,179	190,198
Revenues classified as Repayment of investment in finance leases	(11,617)	(13,776)	(59,717)
Profit share income	487	183	—
Cash sweep income	—	—	52,176
Total operating revenues	71,699	68,083	319,692

Gain on sale of assets and termination of charters	—	—	47,386

Vessel operating expenses	(31,059)	(27,246)	(94,914)
Administrative expenses	(1,850)	(1,788)	(8,942)
Depreciation	(15,392)	(14,707)	(55,602)

Total operating expenses	(48,301)	(43,741)	(159,458)

Operating income	23,398	24,342	207,620

Results in associate(1)	6,092	6,578	43,492
Interest income from associates and long term investments(1)	5,669	5,668	22,633
Interest income, other	2,456	1,487	4,541
Interest expense	(18,595)	(18,444)	(88,985)
Amortization of deferred charges	(3,303)	(2,699)	(5,866)
Other financial items	(660)	(863)	(2,026)
Impairment adjustment to investments	—	—	(3,353)
Mark to Market of Derivatives	3,245	(2,607)	7,780
Taxes	—	—	—
Net income	18,302	13,462	185,836

Basic earnings per share ($)	0.20	0.14	2.31

Weighted average number of shares	93,260,000	93,260,000	80,594,399
Common shares outstanding	93,260,000	93,260,000	85,225,000

(1)
Six of our subsidiaries were accounted for as ‘Investment in associate’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associate’ and ‘Interest income from associates and long term investments’.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2013 REPORT (UNAUDITED)

BALANCE SHEET	Dec 31,	Sep 30,	Dec 31, 2012
(in thousands of $)	2013	2013	(audited)
ASSETS
Short term
Cash and cash equivalents	58,641	59,031	60,542
Available for sale securities	76,925	67,367	55,661
Amount due from related parties	13,249	3,976	54,203
Other current assets	143,389	71,954	72,226

Long term
Newbuildings and vessel deposits	126,008	118,133	69,175
Vessels and equipment, net	1,089,616	1,104,998	1,041,126
Investment in finance leases	858,260	952,866	1,086,989
Investment in associate(1)	40,987	34,285	232,891
Amount due from related parties - Long term(1)	579,562	557,972	221,884
Deferred charges	41,478	45,013	23,740
Other long-term assets	17,868	62,957	54,652

Total assets	3,045,983	3,078,552	2,973,089

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	389,888	344,203	157,689
Other current liabilities	28,587	26,357	30,602
Amount due to related parties	13,965	13,100	9,227

Long term
Long term interest bearing debt	1,346,991	1,424,174	1,673,511
Other long term liabilities	74,619	81,568	107,292

Stockholders’ equity(2)	1,191,933	1,189,150	994,768
Total liabilities and stockholders’ equity	3,045,983	3,078,552	2,973,089

(1)
Six of our subsidiaries were accounted for as ‘Investments in associate’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associate’ and intercompany loans classified as ‘Amount due from related parties, long term’.

(2)
As of December 31, 2013, ‘Stockholders’ equity’ excludes $106.4 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to ‘Stockholders’ equity’ in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2013 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Dec 31,	Sep 30,	Dec 31, 2012
	2013	2013	(audited)

OPERATING ACTIVITIES
Net income	18,302	13,462	185,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,099	16,717	58,819
Impairment adjustment to investments	—	—	3,353
Adjustment of financial derivatives to market value	(4,455)	2,607	(7,780)
Gain on sale of assets and termination of charters	—	—	(47,386)
Result in associate	(6,092)	(6,578)	(43,492)
Other, net	(1,246)	(1,672)	(1,493)
Change in operating assets and liabilities	(463)	(4,780)	(61,287)
Net cash provided by operating activities	24,145	19,756	86,570

INVESTING ACTIVITIES
Repayment of investments in finance leases	11,334	13,499	58,571
Proceeds from sale of vessel/new buildings	43,217	—	100,733
Net investment in newbuildings and vessel deposits	(32,522)	(12,796)	(90,612)
Purchase of vessels	—	—	(76,936)
Cash received from (paid to) associates(1)	28,396	16,393	56,443
Other assets / investments	(8,472)	—	(13,890)
Net cash provided by/ (used in) investing activities	41,953	17,096	34,309

FINANCING ACTIVITIES
Proceeds from long and short term debt	128,000	62,600	259,097
Expenses paid in connection with securing finance	(32)	(15)	(3,989)
Repayment of long and short term debt	(156,230)	(40,890)	(318,374)
Re-purchase of Company bonds	(1,855)	(4,168)	(28,096)
Cash received from share issue	—	—	89,596
Payments in lieu of issuing shares for exercised share options	—	—	(1,477)
Cash dividends paid	(36,371)	(36,371)	(152,009)
Net cash used in financing activities	(66,488)	(18,844)	(155,252)

Net increase/ (decrease) in cash and cash equivalents	(390)	18,008	(34,373)
Cash and cash equivalents at beginning of period	59,031	41,023	94,915
Cash and cash equivalents at end of period	58,641	59,031	60,542

(1)
Six of our subsidiaries were accounted for as ‘Investments in associate’ during the quarter. The ‘Cash received from/ (Investment in) associates’ is only a part of the contribution from these subsidiaries. The balance is recorded as ‘Interest income from associates and long term investments’ and reflected in the Company’s Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FOURTH QUARTER 2013 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited (West Polaris), SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules), SFL Linus Ltd (West Linus), Bluelot Shipping Company Ltd (CMA CGM Magellan) and Corte Real Ltd (CMA CGM Corte Real) are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended December 31, 2013

	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus	CMA CGM Magellan/	Total
(in thousands of $)	Limited	Ltd	Ltd	Ltd	Corte Real(1)
Charter revenues - finance lease	14,410	27,392	19,569	—	—	61,371
Revenues classified as Repayment of investment in finance leases	(8,726)	(20,661)	(13,052)	—	—	(42,439)
Charter revenues - operating lease	—	—	—	—	9,521	9,521
Total operating expenses	—	—	—	—	(8,371)	(8,371)
Interest expense, related party(2)	(1,631)	(1,631)	(1,631)	—	—	(4,893)
Interest expense, other	(3,520)	(2,556)	(2,939)	—	—	(9,015)
Other items	—	(44)	—	(38)	—	(82)
Net income(3)	533	2,500	1,947	(38)	1,150	6,092

(1)	“CMA CGM Magellan / Corte Real” represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real.

(2)	‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associate and long term investments’.

(3)	‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associate’.

Selected balance sheet data as of December 31, 2013

	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus	CMA CGM Magellan/	Total
(in thousands of $)	Limited	Ltd	Ltd	Ltd	Corte Real(1)
Cash and cash equivalents	—	—	—	—	7,555	7,555
Investment in finance leases	487,820	514,528	476,524	—	—	1,478,872
Newbuildings	—	—	—	195,000	—	195,000
Other assets	5,150	13,208	10,082	—	12,082	40,522
Total assets	492,970	527,736	486,606	195,000	19,637	1,721,949

Short term and current portion of long term interest bearing debt	36,000	80,000	27,500	—	—	143,500
Other current liabilities	2,337	5,240	1,601	—	7,169	16,347

Long term interest bearing debt	351,000	303,333	333,750	—	—	988,083
Long term loans from shareholders, net	100,384	115,221	120,110	195,000	—	530,715
Other long term liabilities	—	—	—	2,317	—	2,317

Stockholders equity(2)	3,249	23,942	3,645	(2,317)	12,468	40,987

Total liabilities and stockholders’ equity	492,970	527,736	486,606	195,000	19,637	1,721,949

(1)	“CMA CGM Magellan / Corte Real” represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real.

(2)	‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associate’.

APPENDIX 1: RECONCILIATION OF NET INCOME TO EBITDA
FOURTH QUARTER 2013 (UNAUDITED)

EBITDA	Three months ended		Twelve months
(in thousands of $)	Dec 31,	Sep 30,	ended Dec 31,
	2013	2013	2012
Net income	18,302	13,462	185,836

Add:
Mark to Market of Derivatives	(3,245)	2,607	(7,780)
Other financial items	(404)	(224)	1,905
Amortization of deferred charges	3,303	2,699	5,866
Interest expense	18,595	18,444	88,985
Interest income, other(1)	(511)	(21)	(134)
Interest income from associates	(4,893)	(4,894)	(19,575)
Results in associate	(6,092)	(6,578)	(43,492)
Depreciation	15,392	14,707	55,602
Long-term investment impairment charge	—	—	3,353
Gain on sale of assets and termination of charters	—	—	(47,386)
Revenues classified as Repayment of investment in finance leases	11,334	13,499	58,571
Other reconciling items	39	41	(3,975)
Investment in associate
Charter revenues - finance lease	61,371	66,227	303,149
Charter revenues - operating lease	9,521	9,853	39,334
Total operating expenses	(8,371)	(8,729)	(34,829)

EBITDA (2)	114,341	121,093	585,430

(1)	Interest income excludes interest income generated from financial investments.

(2)
‘EBITDA’ is not a US-GAAP figure. It is defined as aggregate charter hire from all our 100% owned assets and revenues from financial investments, less vessel operating expenses and general & administrative expenses.